Exhibit 40


                    IN THE UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

 ____________________________________
                                     :
 AMP INCORPORATED,                   :
                                     :
                Plaintiff,           :
                                     :
           v.                        :    C.A. No. 98-CV-4405 (JTG)
                                     :
 ALLIEDSIGNAL INC.,                  :
                                     :
           and                       :
                                     :
 PMA ACQUISITION CORPORATION,        :
                                     :
                Defendants.          :
 ____________________________________:


               MOTION OF AMP INCORPORATED FOR PARTIAL SUMMARY
              JUDGMENT IN THE NATURE OF A DECLARATORY JUDGMENT

           Pursuant to Fed. R. Civ. P. 56, plaintiff AMP Incorporated ("AMP") moves for summary judgment on the Second Claim for Relief of its complaint against AlliedSignal Inc. and PMA Acquisition Corporation; and that the judgment rendered be in the nature of a judgment declaring that AlliedSignal's consent solicitation, as set forth in its August 12, 1998
 Schedule 14A, is unlawful and in violation of Pennsylvania law and public policy.

           The grounds for and reasons in support of this Motion are set forth in the accompanying Memorandum of Law.


                                   Respectfully submitted,

                                   /s/ John G. Harkins, Jr.
                                   ----------------------------------
                                   JOHN G. HARKINS, JR. (04441)
                                   ELEANOR MORRIS ILLOWAY (40632)
                                   GAY PARKS RAINVILLE (53192)
                                   STEVEN A. REED (60145)
                                   Harkins Cunningham
                                   2800 One Commerce Square
                                   2005 Market Street
                                   Philadelphia, PA 19103-7042
                                   (215) 851-6700

                                          and

                                   JON A. BAUGHMAN (14043)
                                   LAURENCE Z. SHIEKMAN (31290)
                                   SETH A. ABEL (75561)
                                   Pepper Hamilton LLP
                                   3000 Two Logan Square
                                   18th & Arch Streets
                                   Philadelphia, PA  19103-2799
                                   (215) 981-4000

                                   Attorneys for Plaintiff,
                                   AMP Incorporated

 Dated:  September 11, 1998






                    IN THE UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

 ______________________________
                               :
 AMP INCORPORATED,             :
                               :
                Plaintiff,     :
                               :
           v.                  :    C.A. No. 98-CV-4405 (JTG)
                               :
 ALLIEDSIGNAL INC.,            :
                               :
           and                 :
                               :
 PMA ACQUISITION CORPORATION,  :
                               :
                Defendants.    :
 ______________________________:


                  MEMORANDUM OF LAW IN SUPPORT OF MOTION
                  OF AMP INCORPORATED FOR PARTIAL SUMMARY
              JUDGMENT IN THE NATURE OF A DECLARATORY JUDGMENT

                              INTRODUCTION

           Plaintiff AMP Incorporated files this memorandum in support of its motion for summary judgment on the Second Claim for Relief of its complaint against AlliedSignal Inc. and PMA Acquisition Corporation (collectively referred to as "AlliedSignal"). It asks that the judgment rendered be in the nature of a judgment declaring that AlliedSignal's consent solicitation plan, as set forth in its August 12, 1998 Schedule 14A, is unlawful and in violation of Pennsylvania law and public policy.

           AMP's claim and this motion are based on the principle that "no man can serve two masters." Onorato v. Wissahickon Park, Inc., 244 A.2d 22, 25 (Pa. 1968) (citing Matthew 6:24 and the Restatement of Agency 2d,
 Section 389).  As the Pennsylvania Supreme Court has explained:

           An agent to a certain extent, occupies a fiduciary relation, and to permit him to be placed in a position where he inevitably must be subjected to the demands of conflicting duties is not only harmful to the business in which he is engaged, but also against sound morals and public policy. Onorato, 244 A.2d at 26.

           This is precisely the kind of irreconcilable conflict that AlliedSignal is trying to create. Through its consent solicitation, it seeks to place its own agents (all of its directors and most of its senior executive officers who individually and collectively owe a fiduciary duty of absolute undivided loyalty to AlliedSignal) on AMP's Board of Directors where, if allowed to be seated, they would owe an undivided duty of loyalty to AMP. AlliedSignal's purpose in doing so is unequivocal: once seated, AlliedSignal's nominees are instructed to disarm AMP's hostile takeover protection and then bring about a merger of AlliedSignal and AMP on the terms desired by AlliedSignal. The ancient Greeks would have recognized the strategy instantly. AlliedSignal wants to place its Trojan horse within AMP's walls.

           The facts are straightforward and not subject to reasonable dispute. They are drawn from AlliedSignal's filings with the Securities and Exchange Commission ("SEC") and its Certificate of Incorporation, and from AMP's corporate records and its SEC filings. (See Affidavit of David
 F. Henschel, AMP's Corporate Secretary.(1)) While AlliedSignal may attempt to offer a variety of arguments in favor of its plan, it will not be able to point to a genuine issue as to any material fact that would prevent the Court from ruling on AMP's motion as a matter of law.

                                   THE FACTS

           AMP is a Pennsylvania corporation, headquartered in Harrisburg, Pennsylvania. AlliedSignal is a Delaware corporation, headquartered in Morristown, New Jersey.

           AMP's Board of Directors is composed of eleven individuals, eight of whom have never been employed by AMP. One present director was formerly employed by AMP and served as its Chairman and Chief Executive Officer.
 Two directors are employed by AMP. None of them has any connection with AlliedSignal. (Henschel Aff. paragraph 2.) AlliedSignal's Board is composed of fourteen directors, two of whom also serve as officers of AlliedSignal. None of them appears to have any connection with AMP. (AlliedSignal's Schedule 14D-1, Offer to Purchase at 39-45.) AlliedSignal owns 100 shares of AMP stock, but otherwise has no ties to AMP. (AlliedSignal's Amendment No. 12 to Schedule 14D-1 at 5.)

  ______________________
     1       The Affidavit, relevant SEC filings, certain
        statutory provisions and several unpublished opinions are contained in the Appendix which accompanies this memorandum.


           On August 4, 1998 AlliedSignal announced its intention to make a hostile tender offer for all of AMP's outstanding common stock at $44.50 per share. (AlliedSignal's Schedule 14D-1, Offer to Purchase at 24; AlliedSignal's Schedule 14D-1, Press Release dated August 4, 1998.) On August 10, 1998, AlliedSignal filed its Tender Offer Statement with the SEC on Schedule 14D-1 and launched its bid, using a wholly owned Delaware subsidiary (defendant PMA Acquisition Corporation) as the vehicle for the stock acquisition. (AlliedSignal's Schedule 14D-1 at 1.)

           According to the Schedule 14D-1, the purpose of the offer is to enable AlliedSignal to acquire control of, and the entire equity interest in, AMP. (AlliedSignal's Schedule 14D-1, Offer to Purchase at 25.) Since AlliedSignal would be unlikely to acquire all outstanding AMP shares through the tender offer, it stated that it would thereafter acquire the balance of the shares not tendered by proposing a merger between AlliedSignal's subsidiary and AMP, with each remaining AMP share to be cashed out for the same $44.50 per share. The tender offer will expire on September 11, 1998 at midnight EDT, unless extended by AlliedSignal. (AlliedSignal's Schedule 14D-1, Offer to Purchase at 5.)

           There are important conditions to the offer beyond the minimum condition that at least a majority of AMP's shares on a fully diluted basis must be tendered. (AlliedSignal's Schedule 14D-1, Offer to Purchase at 2.) First, the rights under AMP's Shareholder Rights Plan must be redeemed by AMP's Board of Directors or AlliedSignal must be satisfied in its sole discretion that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger. (Id. at 3.) Second, the acquisition of the AMP shares must be approved pursuant to Chapter 25, Subchapter F (the "Business Combinations Statute") of the Pennsylvania Business Corporation Law, 15 Pa. Cons. Stat. Ann. section 1101 et seq. (West 1995) (the "BCL"), or AlliedSignal must be satisfied in its sole discretion that Subchapter F is invalid or otherwise inapplicable. (Id. at 3.) And third, AlliedSignal must be accorded the right to vote any AMP shares acquired pursuant to the offer under Chapter 25, Subchapter G of the BCL (the "Control-Share Acquisitions Statute"). (Id. at 4.)

           As a practical matter, when it launched the tender offer, AlliedSignal did not expect -- and clearly does not now expect -- to buy any shares under the tender offer unless (a) the AMP Board were to agree to accept a merger with AlliedSignal and to opt out of the protection against hostile takeovers found both in the Pennsylvania BCL and in AMP's Shareholder Rights Plan; or (b) the Court were to invalidate the Shareholder Rights Plan and the Pennsylvania statutory safeguards against a hostile takeover; or (c) some end run could be made around the Shareholder Rights Plan and the carefully constructed protective provisions of the BCL. In fact, AlliedSignal has adopted the "end run" strategy, and not simply to make the tender offer feasible, but to take the place of the tender offer. The tender offer is, in reality, a stalking horse. The "end run" is, of course, the consent solicitation process.

           On August 20, 1998, the AMP Board rejected the AlliedSignal tender offer as not in the best interests of AMP. (Henschel Aff. paragraph 4, AMP's Schedule 14D-9 at 7.) Ten of the eleven directors were present at the time of the vote and unanimously voted in favor of this resolution. (Henschel Aff. paragraph 3.) At the same meeting, the AMP Board (1) deleted from the AMP Shareholder Rights Plan what AlliedSignal had called the "dead hand" provision in its initial complaint against AMP; (2) declined to redeem the rights under the Shareholder Rights Plan; and (3) amended the Shareholder Rights Plan to address the AlliedSignal board packing scheme described below. (Id. paragraph 5.) The Board also declined to opt out of the protection afforded by the BCL against hostile takeovers. (AMP's Schedule 14D-9 at 12-13.) The Board further determined that AMP's interests would be best served by pursuit of AMP's strategic plan to improve its profits, a plan which had been adopted by AMP's Board well before AlliedSignal's intention to make a tender offer was first announced. (Id. at 7-9; Henschel Aff. paragraph 4.) The AMP Board also set a record date for the consent solicitation of October 15, 1998.

           Recognizing that it would not be able to acquire control of AMP through the tender offer, AlliedSignal had already devised an alternative strategy -- the consent solicitation which it described in a filing with the SEC on Schedule 14A on August 12, 1998. Under this strategy, AlliedSignal proposes to solicit "consents" from AMP shareholders in favor of five resolutions designed to more than double the size of AMP's Board from its present size of eleven members to twenty-eight, to obtain control of AMP's Board by placing seventeen AlliedSignal directors and key executive officers on AMP's Board, and to make any further change in the size or composition of AMP's Board or in its bylaws impossible without further shareholder vote. (AlliedSignal's Schedule 14A Consent Solicitation at 6-7.) Once seated on the AMP Board, the newly elected "majority" directors are then, "subject to their fiduciary duties," supposed to bring about the merger of AMP into AlliedSignal or its subsidiary on the terms proposed by AlliedSignal, including the payment of $44.50 per share. (Id. at 3, 6, 14-15.) To whom the fiduciary duties are owed, or how they would apply, or how AMP and its constituencies, including its shareholders, would be protected is nowhere explained.

           The AlliedSignal nominees to AMP's board need not worry about their legal exposure to AMP based on any actions they may take as AMP Board members. Article Eleventh (2)(A) of the AlliedSignal Restated Certificate of Incorporation requires AlliedSignal to indemnify them to the fullest extent permitted by Delaware law for any liability arising out of their "serving at the request of [AlliedSignal] as a director, officer, employee or agent of another corporation . . ." (AlliedSignal's Certificate of Incorporation Art. Eleventh 2(A).) Delaware law contains no limitation on this indemnification, and the AlliedSignal nominees should therefore have no personal financial concerns about a breach of their duty of loyalty to AMP. On the other hand, Delaware law does provide that the AlliedSignal directors cannot be shielded from liability arising out of "any breach of the director's duty of loyalty to [AlliedSignal] or its stockholders . . ." Delaware General Corporation Law, 8 Del. C. section 102(b)(7) (West, WESTLAW through 1998 Second Reg. Sess.).

           It is against this background that AMP filed the present action on August 24, 1998, making clear its view that AlliedSignal's scheme to pack AMP's Board is illegal under Pennsylvania law and that AlliedSignal has violated its disclosure obligations under federal law by failing to set forth the nature and consequences of the irreconcilable, pervasive conflict position in which its nominees will be placed.

                                   ARGUMENT

 I.   THE STANDARDS FOR SUMMARY JUDGMENT AND A
      DECLARATORY JUDGMENT ARE MET

           AMP's motion seeks summary judgment under Rule 56; and in the particular circumstances of this case, the judgment must also satisfy the standards for a declaratory judgment under 28 U.S.C. section 2201.

      a.   SUMMARY JUDGMENT

           Rule 56(c) of the Federal Rules of Civil Procedure requires that summary judgment "be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to judgment as a matter of law." The substantive law identifies which facts are material, i.e., those that determine the outcome on the merits. Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 248 (1986).

           The party seeking summary judgment has the initial burden of "informing the district court of the basis for its motion, and identifying those portions of the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, which it believes demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 477 U.S. 317, 323 (1986) (quotation marks omitted). Once the moving party has carried its burden, the nonmovant "must set forth specific facts showing that there is a genuine issue for trial." Fed. R. Civ. P. 56(e). Only "genuine" disputes over "material" facts -- facts which might affect the outcome of the suit under the governing law -- will properly preclude summary judgment. Anderson, 477 U.S. at 248. If the evidence proffered by the nonmovant is merely colorable or not significantly probative, there is no issue for trial and summary judgment is appropriate. Id. at 249-50.

           Because the material facts that support AMP's motion cannot reasonably be in dispute, summary judgment is warranted.

      b.   DECLARATORY JUDGMENT

           A declaratory judgment may be issued if there is a "case of actual controversy" between the parties, 28 U.S.C. section 2201, one that is "ripe" for decision. Travelers Ins. Co. v. Obusek, 72 F.3d 1148, 1153-54 (3d Cir. 1995). There is no question that there is an actual controversy between AMP and AlliedSignal as to the legality of AlliedSignal's consent solicitation plan; but the Court must be satisfied that the ripeness requirement is met.

           In the Third Circuit, a controversy is ripe if (1) the probability of future harm is real and substantial; (2) the legal status of the parties will be changed by the declaration; and (3) the declaratory judgment will have utility, that is, it will be of some practical help to
 the parties.  Id. at 1154-55.(2)   Those criteria are satisfied here.

 ________________________

   2     Recently, in Philadelphia Federation of Teachers
      v. Ridge, Nos. 97-1553, 97-1589, 1998 WL 427419, at *7
      n.4 (3d Cir. July 30, 1998), the Third Circuit noted that its three-part inquiry is a refinement of the Supreme Court's two-pronged test set forth in Abbott Labs. v. Gardner, 387 U.S. 136, 149 (1967), overruled on other grounds, Califano v. Sanders, 430 U.S. 99 (1977), which focuses on (1) "the fitness of the issues for judicial decision" and (2) "the hardship to the parties of with-holding court consideration." The Third Circuit ini-tially "offered a three-part inquiry as a refinement of the Supreme Court's test" in Step-Saver Data Sys., Inc.
      v. Wyse Tech., 912 F.2d 643 (3d Cir. 1990).  Ridge, 1998
      WL 427419, at *7 n.4. The Ridge court explained that "[o]ur refinement simply alters the headings under which various factors are grouped, and since Step-Saver, we have employed both tests." Id. (collecting cases apply-ing three-part test and cases applying two-part test since Step-Saver). Here, the three-part test probably better accommodates the ripeness examination; but the result would be the same under either formulation.


           There is no requirement that the threatened injury must actually occur before relief can be granted. See, e.g., Freehold Cogeneration Assocs. L.P. v. Board of Regulatory Comm'rs. 44 F.3d 1178, 1189 (3d Cir.), cert. denied, 516 U.S. 815 (1995); Armstrong World Indus. v. Adams, 961 F.2d 405, 415 (3d Cir. 1992). Quite the contrary, the purpose of a declaratory judgment is to avoid the cost and injury (often irreparable, as here) that would occur if the judgment were not issued. See Dow Chem. Co.
 v. Exxon Chem. Patents, Inc., Civ. A. No. 94-572-SLR, 1995 WL 562289, at *5 (D. Del. Aug. 16, 1995). AlliedSignal clearly understands these rules.
 See Interfaith Community Org. v. Allied Signal, Inc., 928 F. Supp. 1339, 1348-49 (D.N.J. 1996).(3)

           i.   THERE IS PRESENT HARM, AND THE PROBABILITY OF
                FURTHER SUBSTANTIAL HARM IS REAL

           AlliedSignal seeks to take control of AMP's Board by means of the consent solicitation process. And it must believe there is a good prospect of achieving its goal to justify the considerable expenditures of money, time and effort it is investing in the process. AlliedSignal has filed its consent solicitation materials with the SEC, hired lawyers, engaged a professional proxy solicitation firm to solicit consents, and retained public relations specialists. (AlliedSignal's Schedule 14A Consent

 ______________________

   3       There is no case precisely like the present one;
      but a close analogy can be found in cases in which share-holders are being asked to vote in the context of an illegal proxy solicitation. Courts do not hesitate to grant relief in such cases in advance of the shareholder meeting. See, e.g., Invacare Corp. v. Healthdyne Tech., Inc., 968 F. Supp. 1578, 1581-82 (N.D. Ga. 1997) (grant-
      ing motion for summary judgment on counterclaim seeking declaration as to validity of proposed bylaw and seeking to enjoin solicitation of proxies in support of bylaw in advance of meeting); American General Corp. v. Torchmark Corp., C.A. No. H-90-1068, 1990 WL 595282 (S.D. Tex. Apr.
      11, 1990), appeal dismissed, 903 F.2d 825 (5th Cir. 1990)
      (granting preliminary injunction to enjoin solicitation of proxies based on invalid nominations in advance of meeting); see also Pennwalt Corp. v. Centaur Partners, 710 F. Supp. 111, 117 (E.D. Pa. 1989) (granting temporary restraining order and preliminary injunction to stop shareholders' meeting called pursuant to invalid solici-tation).

 Solicitation at 17.) And it has been conducting an active communications campaign with institutional investors and others.

           Meanwhile, AMP's duly elected directors (including a majority of "disinterested" directors, see BCL section 1715(e)), having examined the AlliedSignal proposal and its prospective impact upon AMP and its various constituencies, have rejected the AlliedSignal plan. (Henschel Aff. paragraph 4; AMP's Schedule 14D-9 at 7-9.) AMP's Board has concluded that for all concerned, greater value can be achieved from pursuit of AMP's own profit improvement plan, which was adopted by AMP's Board and announced before AlliedSignal gave any indication of its hostile bid for AMP. (Henschel Aff. paragraph 4.) As shown below, this was a legitimate decision, entirely consistent with the Pennsylvania BCL.

           Yet AlliedSignal's campaign threatens not only AMP's ability to implement its own strategy; it threatens AMP's very existence as an independent entity. It also has forced AMP to spend large amounts of money, effort and time in attempting to fend off what it believes is an illegal scheme. (Henschel Aff. paragraph 8.) The harm, in other words, is not off in the distance, nor is it theoretical. It is already occurring every hour, every day.

           The problem for AMP and all those dependent upon it is exacerbated because, if the consent solicitation is allowed to go forward, no one knows exactly when the campaign might succeed. Beginning with the record date of October 15, 1998 and for ninety days thereafter, on any date that AlliedSignal obtains unrevoked consents from holders of a majority of AMP shares, it can present them and, upon tabulation and certification of the consents, seat its nominees on AMP's Board. (AlliedSignal's 14A Consent Solicitation at 4.) Unlike a shareholder meeting, in other words, there is no present way to determine within the ninety days when the consent process might come to fruition. In the meantime, in the words of Justice Holmes, it is a "brooding omnipresence in the sky,"(4) one that creates uncertainty and confusion in AMP's corporate governance process, among investors who are uncertain as to the legality of the AlliedSignal plan and among all the other constituencies dependent upon AMP.

 _____________________

   4     Southern Pacific Co. v. Jensen, 244 U.S. 205, 222
      (1917) (Holmes, J., dissenting).


           In fact, the threat does not suddenly materialize only on October
 15. According to AlliedSignal's own Chief Executive Officer, AlliedSignal's effort to put seventeen AlliedSignal directors and executive officers on AMP's Board, which could occur at any time after October 15 is calculated to put such pressure on AMP's directors as to cause them to abandon their independently chosen business strategy before October 15.(5) Neither AMP, nor its shareholders, nor the employees, suppliers, communities and others dependent upon AMP should be put in this position if, as alleged, the AlliedSignal scheme to pack AMP's Board is illegal.
 And it is especially important that the uncertainty not continue until whatever moment in time the solicitations might yield a majority of consents.

           If the AlliedSignal nominees are seated without an earlier determination of the legality of the scheme, AMP's governance process will be paralyzed. The AlliedSignal nominees would try to take immediate control of the decisions of the Board and the direction of the company, but without any judicial declaration of their right to do so. Their interests would be antagonistic to those of the current Board members and management, and there would be no certainty as to who legitimately could give directions with respect to the conduct of AMP's business affairs. It is no answer to say that the judicial system could ultimately straighten out the chaos. The intervening cost would be enormous and entirely unnecessary.

 ______________________
   5        AlliedSignal's Amendment No. 7 to its Schedule
      14D-1, filed on August 24, 1998, contains slides being used by AlliedSignal's Chief Executive Officer and others in their presentations to various audiences. The slide, entitled "Legal Strategy," describes the consent solici-tation objective to place the seventeen AlliedSignal nominees on AMP's Board, and states: "In our view, AMP Board will sell to the highest bidder before it permits [Allied] nominees to take control." (AlliedSignal's Amendment No. 7 to Schedule 14D-1 at 25.) AlliedSignal, of course, hopes to be the only bidder.

           The probability of harm standard under the ripeness analysis is plainly satisfied.

           ii. THE LEGAL STATUS OF THE PARTIES WILL BE CHANGED BY A DECLARATORY JUDGMENT

           The entry of a judgment will change the parties' legal status.
 It will be conclusive as to the legality of the present AlliedSignal board packing plan. Since the legality of the proposal is clearly a legal question, not one that must await further factual development, it is ripe for judicial review so that all concerned will know their rights. See Pic-A-State Pa., Inc. v. Reno, 76 F.3d 1294, 1299-1300 (3d Cir.), cert. denied, 517 U.S. 1246 (1996).

           iii. A DECLARATORY JUDGMENT WILL SERVE A USEFUL PURPOSE

           The issue posed by AMP's motion is important as a matter of public policy. It is serious and deserves to be resolved. Moreover, its resolution is important in a very practical way to all those involved with AMP and AlliedSignal. Satisfaction of the utility requirement is not in doubt.

 II. ALLIEDSIGNAL'S PLAN TO PACK AMP'S BOARD WILL CREATE A PERVASIVE AND IRRECONCILABLE CONFLICT OF INTEREST -- ONE THAT IS ABHORRENT TO THE LAW AND PUBLIC POLICY OF THE COMMONWEALTH

           This is not a case where AlliedSignal has a substantial financial interest in AMP which it seeks to protect. Aside from owning 100 shares of AMP stock, it has no present stake in AMP at all. (AlliedSignal's Amendment No. 12 to Schedule 14D-1 at 5.) Cases involving two corporations, one owning a majority of the stock of the other and which share directors and officers, are therefore not applicable. Neither is this a case where directors may have a conflict only as to a particular issue or specific vote. The problem is not going to be solved, in other words, by abstentions or disinterested versus interested director votes on discrete resolutions. Rather, AlliedSignal wishes to bring about a situation in which the conflict is pervasive, a conflict which would find its way into virtually every question that would come before the AMP Board.(6)

           AlliedSignal stands in the position of an uninvited buyer. It proposes to take control of AMP and make it an unwilling seller, but a seller nonetheless, notwithstanding the decision made by AMP's disinterested directors that AMP's better course is to remain independent and to pursue its own strategic plan to build value. Since it would be months before AlliedSignal's nominees could bring about a merger, the problem is how is AMP to be governed in the meantime and who will determine its course of business? On behalf of the buyer, AlliedSignal's nominees must favor completing the merger at the lowest possible price and on the best terms available to AlliedSignal. Otherwise, they violate their duty of undivided loyalty to AlliedSignal and its shareholders. At the same time, AMP's current independent directors have determined that every effort should be made to increase AMP's profits and thereby its share price. That means that before any merger could occur, every question likely to come before the Board of Directors will have an impact in one way or another on AMP's value, now or in the future.

           Confrontation arising out of the conflict will be constant. As examples:

           O    At the outset, how do the AlliedSignal nominees deal
 with AMP's decision to reject AlliedSignal's offer as not in AMP's best interest and the related decision that AMP should remain independent? Wearing their AlliedSignal hats, they have already determined that a merger

 _____________________

  6       The seventeen AlliedSignal directors and executive officers, if seated on AMP's Board, could take no comfort from the "interested directors" provisions of BCL section 1728. That statutory provision is transactionally oriented, and provides that under certain specified circumstances a contract or transaction is not void or voidable solely because it involves interested parties or is approved by interested directors. BCL section 1728 does not contemplate or address a situa- tion where a majority of the directors, at all times and under all circumstances, are permeated with irreconcil- able conflicts of interests.

 between AlliedSignaland AMP on AlliedSignal's terms is in the best interests of AlliedSignal.

           O         How would the nominees look upon a new suitor for AMP,
 if one were to appear? Would they actively seek another buyer at a higher price? As AlliedSignal directors and officers, they have already decided that AlliedSignal should be the buyer and they have set the terms.

           O          How would the nominees, who would be unable to effect
 any merger for some period of time, deal with the continued implementation of AMP's profit improvement plan? The consequence of that plan will be to increase AMP's profitability and, therefore, increase the value (and price) of its shares. Every dollar, however, by which AMP becomes more valuable is a dollar taken away from AlliedSignal and its shareholders.

           O         Would the AlliedSignal nominees actively bargain with
 AlliedSignal for a price higher than $44.50 per share? How could they do so while owing undivided loyalty to AlliedSignal?

           O         If the nominees were to negotiate a business
 combination between AMP and AlliedSignal, who would decide what terms were fair to AMP? Obviously, the loyalty of the AlliedSignal nominees to AlliedSignal would dictate an agreement as favorable to that company as possible.

           O         Do the nominees try to install their own officers to
 insure control of AMP's day to day affairs? Are AMP's interests not thereby made subservient to those of AlliedSignal? Or if there is resistance, is not AMP's day to day management thrown into chaos?

           The fact is that AlliedSignal's interests and AMP's interests would be opposed at every important juncture. No matter what words of virtuous intent may be spoken by AlliedSignal, the temptation would be too overwhelming and the conflict too deep and pervasive to be ignored. The situation is rendered even more unseemly by the fact that the AlliedSignal nominees are indemnified fully by AlliedSignal against liability to AMP arising in connection with their service on AMP's Board, but cannot be shielded from a breach of the fiduciary duty of loyalty they each owe to AlliedSignal.

           So far as counsel has been able to determine, there has never been a case exactly like the present case. No one has apparently come forward with a plan creating so blatant a conflict. And no legislator, in considering the terms of Pennsylvania's BCL, would have imagined such an abuse of the consent solicitation process. But even though the circumstances here are unique, there is no doubt that Pennsylvania courts would strike down AlliedSignal's plan as contrary to public policy and inconsistent with principles of corporate governance in the Commonwealth.(7)

           First, it is clear that as a matter of Pennsylvania corporate law and public policy, the AMP Board, after weighing the factors set forth in the BCL, was fully justified in concluding that AMP should pursue an independent course and should reject the AlliedSignal tender offer. The General Assembly's policy decision in amending and expanding the BCL was to recognize the corporation in Pennsylvania as an institution important in its own right in social and economic terms and to make it clear that corporations could legitimately reject hostile takeover efforts. It is because the members of a board of directors of a Pennsylvania corporation are permitted to evaluate the best interests of the corporation in light of

 ---------------------

   7     The Second Claim for relief is before the Court under its
       diversity jurisdiction. 28 U.S.C. section 1332. In such cases, a court must apply the substantive law of the state whose law governs the claim. Greater New York Mut. Ins. Co. v. North River Ins. Co., 85 F.3d 1088, 1091 (3d Cir. 1996) (citing Erie R.R. Co. v. Tompkins, 304 U.S. 64, 78 (1938)). Here, AMP's Second Claim sounds under Pennsylvania law. Because the facts are unique and the Pennsylvania Supreme Court has not issued "an authoritative pronouncement, the task of [this] federal tribunal is to predict how that court would rule." Erie Castings Co. v. Grinding Supply, Inc., 736 F.2d 99, 100 (3d Cir. 1984). In reaching this deter- mination, the court must give proper regard to the opin- ions of Pennsylvania's intermediate appellate courts. Wassall v. DeCaro, 91 F.3d 443, 445 (3d Cir.
       1996). "`The policies underlying the applicable legal doctrines, the doctrinal trends indicated by these policies, and the decisions of other courts may . . . inform [the court's] analysis.'" Erie Castings, 736 F.2d at 100 (quoting Pennsylvania Glass Sand Corp. v. Caterpiller Tractor Co., 652 F.2d 1165, 1167 (3d Cir. 1981)).

 its various constituencies and from a variety of perspectives, see BCL section 1715, that the present interests of AMP and AlliedSignal have become diametrically opposed.

           Second, as in virtually every state, the law in Pennsylvania regarding fiduciaries requires of such fiduciaries an undivided loyalty to their principals. This is true in corporate law, in agency law, in the law of trusts and estates, in the law of partnerships and in the law governing every other form of fiduciary relationship. It is a matter of fundamental public policy. The AlliedSignal plan cannot be squeezed into those few narrow exceptions recognized in the case of the duty of undivided loyalty.

           And finally, Pennsylvania recognizes that one who aids and abets a breach of fiduciary duty is liable to the person or entity to whom the duty is owed, and because this is precisely the position in which AlliedSignal has placed itself, there is no doubt that relief can be granted to AMP against AlliedSignal now.

      A. AS A MATTER OF PUBLIC POLICY, PENNSYLVANIA HAS CONCLUDED THAT DISINTERESTED DIRECTORS SHOULD DETERMINE THE BEST INTERESTS
          OF THE CORPORATION

           AlliedSignal's strategy is bottomed on the mistaken proposition that it has a "right" to force a takeover of AMP. It piggy-backs that position on the assumption that AMP's Board must afford AMP's shareholders the "right" to maximize their short term financial interest and that shareholder democracy demands that any obstacle to that end must be overcome. AlliedSignal's premises are in error and so is its conclusion. A key purpose of the modernization of the BCL in the 1980's and thereafter was to allow corporations domiciled in Pennsylvania to resist effectively the takeover pressures which had become a fact of corporate life at that time.

           The Pennsylvania BCL has a number of features which support rejection of a hostile takeover attempt and which serve to distinguish Pennsylvania law from that of Delaware and many other states. Directors owe a fiduciary duty not to shareholders, but to the corporation. BCL sections 1712, 1715, and 1717 (and Draftsmen's Comment thereto).(8) See also Norfolk Southern Corp. v. Ferrara, D.C. Civil Nos. 96-CV-7167 and 96-CV-
 7350 (E.D. Pa. Nov. 19, 1996), aff'd, Nos. 96-2025, 96-2026, 97-1006 and
 97-1009 (3d Cir. 1997) ("Conrail") and Franceski v. Larsen, Dec. Term 1997 Nos. 9712-0369 and 9712-1777 (Pa. C.P. Phila. Co. 1998) ("CoreStates").(9)
 In discharging their duty to the corporation, the directors are permitted to take into account the interests of employees, the communities in which the corporation has its facilities, and those with whom it does business, as well as shareholders. BCL section 1715 (and Draftsmen's Comment thereto). See also Conrail. They may take account of the long term interests and opportunities of the corporation and not simply short term interests. BCL section 1715(a)(2) (and Draftsmen's Comment thereto). Contrary to the notion that only shareholders ultimately count, the corporation in Pennsylvania is recognized to be a critical part of the economic and social fabric of the Commonwealth. See Conrail.

           Anti-takeover protection is strongly supported by the statute. Directors are under no duty to sell to the highest bidder or to conduct an auction. BCL section 1715 (and Draftsmen's Comment thereto). They are expressly authorized to set the terms and conditions of shareholder rights plans, without any requirement of shareholder approval. BCL section 2513. They are not required to redeem the rights under a shareholder rights plan in the face of a hostile offer. BCL section 1715(c)(1) (and Draftsmen's Comment thereto). See also Conrail.

           The Pennsylvania BCL also includes statutory anti-takeover defenses which automatically limit the ability of insurgent directors to vote on matters which are critical to the consummation of an acquisition

 ---------------------
    8      Copies of these sections of the BCL and the Draftmen's Comments are contained in the Appendix.

    9      Copies of the transcript of Judge VanArtsdalen's
       November 19, 1996 Bench Opinion in Conrail and the Court of Appeals' Memorandum Opinion affirming Judge VanArtsdalen's Opinion, which has been marked "not for publication," are contained in the Appendix. A copy of Judge Levin's January 23, 1998 Order of Court in CoreStates is contained in the Appendix.

 (BCL sections 2551-2556) and limit the voting rights of shares held by a potential acquiror (BCL sections 2561-2568). Thus, the Pennsylvania General Assembly has embraced limitations on voting rights and other measures necessary to allow a board to fulfill its duty to examine all interests of the corporation.

           Against this background, there is no doubt that the AMP Board of Directors, after weighing all the appropriate factors, was entitled to conclude that the AlliedSignal offer is not in AMP's best interests. And it is that determination which sets up the conflict with AlliedSignal.(10)

       B.  THE FIDUCIARY'S DUTY OF UNDIVIDED LOYALTY
           IS BEDROCK PUBLIC POLICY IN PENNSYLVANIA

           Under both Pennsylvania statutory and common law, directors of a corporation stand in a fiduciary relation to the corporation. See BCL section 1712(a); In re Allegheny Int'l, Inc., 954 F.2d 167, 180 (3d Cir.
 1992) (Pennsylvania common law imposes duty of loyalty and duty of care on all corporate fiduciaries such as officers and directors); see also Enterra Corp. v. SGS Assoc., 600 F. Supp. 678, 684 (E.D. Pa. 1985) (directors owe a corporation a duty of care and duty of loyalty). Section 1712 of the BCL specifies that directors' fiduciary duties run only to the corporation:

           A director of a business corporation shall stand in a fiduciary relation to the corporation and shall perform his duties as a director . . . in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. . . BCL section 1712(a) (emphasis added).

---------------------
 10          The Pennsylvania BCL recognizes the importance
       to the governance process of objective decision-making by disinterested directors when it created a presumption that action approved by a majority of disinterested directors has met the standards set forth in the statute, absent clear and convincing evidence to the contrary. The great majority of AMP Board members is made up of "disinterested" directors. BCL section 1715(e)(1)(i) makes it obvious that not one of AlliedSignal's nominees qualifies as a disinterested director, in that they all have been "nominated or designated as a director by a person acquiring or seeking to acquire control of the corporation."

           Pennsylvania law has long mandated that directors furnish the corporation with "undivided loyalty." Seaboard Indus., Inc. v. Monaco, 276 A.2d 305, 309 (Pa. 1971); Howell v. McCloskey, 99 A.2d 610, 613 (Pa. 1953);
 Lutherland, Inc. v. Dahlen, 53 A.2d 143, 147 (Pa. 1947); CST, Inc. v. Mark, 520 A.2d 469, 471 (Pa. Super.), alloc. denied, 539 A.2d 811 (Pa. 1987);
 Hill v. Hill, 420 A.2d 1078, 1081 (Pa. Super. 1980); In re Gailey, Inc., 119 B.R. 504, 512 (Bankr. W.D. Pa. 1990). Directors are required to devote themselves to the corporate affairs with a view toward promoting the common interests of the corporation rather than their own. Seaboard Indus., 276 A.2d at 309; Howell, 99 A.2d at 613; Lutherland, 53 A.2d at 147; Committee of Unsecured Creditors of Specialty Plastic v. Doemling, 127 B.R. 945, 951 (W.D. Pa.), aff'd without opinion, 952 F.2d 1391 (3d Cir. 1991). The duty of loyalty holds directors liable if "they act in such a way as to profit their individual and other corporate enterprises at the expense of the corporation." In re Truco, Inc., 110 B.R. 150, 152 (Bankr. M.D. Pa. 1989) (emphasis added).

           The duties of AlliedSignal's directors and officers to that corporation are of the same character. Delaware law similarly places directors in a fiduciary relation to the corporation, imposing a duty of care and a duty of loyalty. Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1280 (Del. 1989). The duty of loyalty owed by directors in Delaware to the corporation must be "undivided and unselfish." Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939); see Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 360 (Del. 1993) (recognizing that directors are charged with "unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of its shareholders"), modified on other grounds, 636 A.2d 956 (Del. 1994).

           Moreover, the absolute duty of loyalty owed by directors to the Delaware corporation is an essential principal of public policy:

           A public policy, existing through the years, and derived from a profound knowledge of human characteristics and motives, has established a rule that demands of a corporate officer or director, peremptorily and inexorably, the most scrupulous observance of his duty, not only affirmatively to protect the interests of the corporation committed to his charge, but also to refrain from doing anything that would work injury to the corporation, or to deprive it of profit or advantage which his skill and ability might properly bring to it, or to enable it to make in the reasonable and lawful exercise of its powers. The rule that requires an undivided and unselfish loyalty to the corporation demands that there shall be no conflict between duty and self-interest.

 Guth, 5 A.2d at 510. Thus, directors must "absolutely refrain from any act which breaches the trust reposed in them, but also. . . affirmatively protect and defend those interests entrusted to them. Officers and directors must exert all reasonable and lawful efforts to ensure that the corporation is not deprived of any advantage to which it is entitled." Mills Acquisition, 559 A.2d at 1280. And they are required "to demonstrate both their utmost good faith and the most scrupulous inherent fairness of transactions in which they possess a financial, business or other personal interest which does not devolve upon the corporation or all stockholders generally." Id. at 1280 (citations omitted).

           The law regarding the fiduciary duty of corporate officers and directors is really a subset of the broader law regarding agents in general. Under Pennsylvania law, an agent owes a duty of loyalty to his principal and must "`act with the utmost good faith in the furtherance and advancement of the interests of his principal.'" SHV Coal, Inc. v. Continental Grain Co., 545 A.2d 917, 920 (Pa. Super. 1988) (quoting Sylvester v. Beck, 178 A.2d 755, 757 (Pa. 1962)), rev'd on other grounds, 587 A.2d 702 (Pa. 1991). The ancient maxim that "no [one] can serve two masters" (i.e., no agent can represent two principals) is deeply rooted in Pennsylvania's agency jurisprudence. See, e.g., Onorato, 244 A.2d at 25; Claughton v. Bear Stearns & Co., 156 A.2d 314, 319-20 (Pa. 1959); SHV Coal, 545 A.2d at 921.

           The Pennsylvania Supreme Court has made clear that this prohibition serves a fundamental public policy of the Commonwealth:

           As a rule of public policy, it is distinctly recognized in our text-books on agency, and in numerous adjudicated cases * * *. It forbids that any one intrusted with the interests of others shall in any manner make the business an object of personal interest to himself, because, from a frailty of nature, one who has the power will be too readily seized with the inclination to use the opportunity for serving his own interests at the expense of his principal. * * * It matters not that no fraud was meditated, and no injury done. The rule is not intended to be remedial of actual wrong, but preventative of the possibility of it.

 Claughton, 156 A.2d at 320 (quotation marks and citation omitted; alteration in original; emphasis added).(11)

           Pennsylvania courts have recognized two exceptions to the general rule that no agent can serve two principals. Onorato, 244 A.2d at 25. First, it does not apply "`where the duties of the agent to the two principals are of such a nature that there can be no conflict between his duty of loyalty to the one and his duty of loyalty to the other.'" Faramelli v. Potomac Ins. Co., 29 A.2d 674, 675-76 (Pa. 1943) (quoting Rossi v. Fireman's Ins. Co., 165 A. 16, 18 (Pa. 1932)); John Conlon Coal Co. v. Westchester Fire Ins. Co. of New York, 16 F. Supp. 93, 95-96 (M.D. Pa. 1936), aff'd, 92 F.2d 160 (3d Cir. 1937). That exception plainly has no application here. A second exception exists where the principal is aware of the representation and consents to it. Onorato, 244 A.2d at 26; Claughton, 156 A.2d at 320; Betz v. Sykes, 118 A.2d 219, 221 (Pa. Super.
 1955). That exception cannot apply here unless AlliedSignal's deeply conflicted nominees to AMP's Board were allowed to override the determination by AMP's disinterested directors as to what course would best serve AMP's interests. Were such a result permitted, the exception would have completely swallowed the rule.


-----------------------

   11       Pennsylvania courts have applied the venerable
       maxim that "no man can serve two masters" in a variety of other contexts. See, e.g., Jedwabny v. Philadelphia Transp. Co., 135 A.2d 252, 254-55 (Pa. 1957) (attorney- client) ("`No attorney can serve two opposing litigants any more than one man can serve two masters. Upon this point the law of the Commonwealth is in harmony with the Holy Writ'") (quoting Bossler v. Wilson, 65 D. & C. 164, 171
       (1948)), cert. denied, 355 U.S. 966 (1958); Hill v. Whiteside, 85 A.
       425, 425 (Pa. 1912) (trust guardian) ("No man can serve two masters. No one can properly serve a trust when his personal interests are antagonistic to it.").


      C. ALLIEDSIGNAL'S PLAN TO PACK AMP'S BOARD WITH ITS OWN CONFLICTED NOMINEES WOULD VIOLATE PENNSYLVANIA LAW AND PUBLIC POLICY IF ALLOWED TO PROCEED

           AlliedSignal cannot overcome three basic facts. First, as a matter of Pennsylvania corporate law and the decisions of the AMP Board of Directors, the interests of AlliedSignal and AMP are squarely in opposition. Second, AlliedSignal's conflicted nominees, if seated on the AMP Board, would never be able to fully discharge their fiduciary duties of undivided loyalty to both AlliedSignal and AMP. And third, the pervasiveness of the conflict which AlliedSignal seeks to create would, if allowed to succeed, paralyze AMP's corporate governance and interfere with the ability of AMP's existing directors to fulfill their obligations of loyalty and care to AMP.

           Public policy in Pennsylvania and legal precedent created in a variety of situations condemns this kind of conduct. There is no redeeming virtue to be found here. There is no excuse based on ignorance or innocence. Here, there is a calculated plan to extract the value from AMP for the benefit of AlliedSignal on terms and conditions dictated by AlliedSignal. What is worse, AlliedSignal fully recognizes -- indeed expects -- that its conduct may, even before October 15, 1998, drive AMP's Board of Directors from their chosen course to pursue an auction of the company in light of the ongoing disruption and confusion caused by the pendency of the AlliedSignal campaign. This comes as close to intentional infliction of damage on AMP as might be found in any case.

           AlliedSignal cannot hide from liability while it is directing others as its agents to carry out the plan aimed against AMP. Anyone in Pennsylvania who aids and abets a breach of fiduciary duty is just as liable to the person harmed as is the unfaithful fiduciary. E.g., Kaiser
 v. Stewart, No. 96-6643, 1997 WL 476455, at *17 (E.D. Pa. Aug. 19, 1997)
 (Bartle, J.); Schuylkill Skyport Inn, Inc. v. Rich, No. 95-3128, 1996 WL 502280, at *38 (E.D. Pa. Aug. 21, 1996) (Cahn, C.J.); SDK Investments, Inc.
 v. Ott, No. 94-1111, 1996 WL 69402, at *12 (E.D. Pa. Feb. 15, 1996) (Giles,
 J.); Thompson v. Glenmede Trust Co., No. 92-5233, 1994 WL 675186, at *5 (E.D. Pa. Nov. 23, 1994) (Hutton, J.); Pierce v. Rossetta Corp., No. 88-5873, 1992 WL 165817, at *8 (E.D. Pa. June 12, 1992) (DuBois, J.). And
 there is authority in this District for the proposition that in Pennsylvania one who interferes with the ability of others to carry out their fiduciary duties may be liable for that interference. See Thompson, 1994 WL 675186, at *6 (granting plaintiffs' motion for leave to amend complaint to add, inter alia, interference with fiduciary duty claim); Total Care Sys., Inc. v. Coons, 860 F. Supp. 236, 243 (E.D. Pa. 1994) (Joyner, J.) (denying motion to dismiss counterclaims asserting, inter alia, tortious interference with CEO's fiduciary obligations owed to corporation).

           To end where we began, "no man can serve two masters." That is fundamental Pennsylvania public policy. And its recognition is especially important where the conflicts to be created are as broad and pervasive as those threatened here. Violation of that principle requires a remedy.

                                 CONCLUSION

           AMP respectfully requests that the Court enter summary judgment against the defendants on AMP's second claim for relief, the judgment to be in the form of a declaration that defendants' consent solicitation plan, as set forth in its August 12, 1998 Schedule 14A, is unlawful and in violation of Pennsylvania law and public policy.

                               Respectfully submitted,

                               /s/ JOHN G. HARKINS, JR.
                               ____________________________
                               JOHN G. HARKINS, JR. (04441)
                               ELEANOR MORRIS ILLOWAY (40632)
                               GAY PARKS RAINVILLE (53192)
                               STEVEN A. REED (60145)
                               Harkins Cunningham
                               2800 One Commerce Square
                               2005 Market Street
                               Philadelphia, PA 19103-7042
                               (215) 851-6700

                                      and

                               JON A. BAUGHMAN (14043)
                               LAURENCE Z. SHIEKMAN (31290)
                               SETH A. ABEL (75561)
                               Pepper Hamilton LLP
                               3000 Two Logan Square
                               18th & Arch Streets
                               Philadelphia, PA  19103-2799
                               (215) 981-4000

                               Attorneys for Plaintiff,
                               AMP Incorporated


 Dated:  September 11, 1998



                           CERTIFICATE OF SERVICE

           I hereby certify that on this 11th day of September 1998, I have caused to be served the foregoing Motion of AMP Incorporated for Partial Summary Judgment in the Nature of a Declaratory Judgment, Memorandum of Law and Appendix in support thereof on the parties listed below, by the following means:

                     BY HAND DELIVERY:

                     Mary A. McLaughlin
                     Dechert, Price & Rhoads
                     4000 Bell Atlantic Tower
                     1717 Arch Street
                     Philadelphia, PA  19103

                     Stuart H. Savett
                     Savett, Frutkin, Podell & Ryan
                     325 Chestnut Street
                     Suite 700
                     Philadelphia, PA  19160

                     MOTION AND MEMORANDUM BY FACSIMILE
                     AND APPENDIX BY FEDERAL EXPRESS

                     Arthur Fleischer, Jr.
                     Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
                     New York, NY  10004


                               /s/ ELEANOR MORRIS ILLOWAY

                               ______________________________
                               ELEANOR MORRIS ILLOWAY




                    IN THE UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

 ___________________________________
                                    :
 AMP INCORPORATED,                  :
                                    :
                Plaintiff,          :
                                    :
           v.                       :    C.A. No. 98-CV-4405 (JTG)
                                    :
 ALLIEDSIGNAL INC.,                 :
                                    :
           and                      :
                                    :
 PMA ACQUISITION CORPORATION,       :
                                    :
                Defendants.         :
 ___________________________________:


                                   ORDER


            AND NOW, on this    day of            , 1998, upon consideration

 of the Motion of AMP Incorporated for Partial Summary Judgment in the

 Nature of a Declaratory Judgment, and the response of AlliedSignal Inc. and

 PMA Acquisition Corporation thereto, it is hereby ORDERED and DECREED that the Motion is GRANTED, and that defendants' consent solicitation plan, as described in defendants' Schedule 14A filed on August 12, 1998, is declared to be unlawful and in violation of Pennsylvania law and public policy.



                               ____________________________
                               JAMES T. GILES
                               United States District Judge